INTERNATIONAL GEMINI TECHNOLOGY INC.

#208 — 828 Harbourside Drive,

North Vancouver, British Columbia V7P 3R9

Telephone: (604) 904-8481 Facsimile: (604) 904-9431

NOTICE

Attached are the unaudited interim financial statements of International Gemini
Technology Inc. (the “Corporation”) for the period ended September 30, 2004.
The Corporation’s auditor has not reviewed the attached financial statements.

INTERNATIONAL GEMINI TECHNOLOGY INC.

“signed”

Douglas E. Ford

Director

November 26, 2004

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Balance Sheet
Prepared by management (unaudited)
	September 30, 2004	Dec 31, 2003
ASSETS
Current assets
Cash	$378	$1,959
Accounts receivable	—	1,087
Investments	46,024	46,024

	$46,402	$49,070

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$30,988	$12,355

Shareholders’ equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,303,212)	(13,281,912)

	15,414	36,715
	$46,402	$49,070

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Revenue	$-	3,000	$-	3,000
Expenses
General and administrative	8,262	11,797	21,300	30,348

Income (loss) for the period	(8,262)	(8,797)	(21,300)	(27,348)

Deficit, beginning of period	(13,294,950)	(13,262,600)	(13,281,912)	(13,244,049)

Deficit, end of period	$(13,303,212)	$(13,271,397)	$(13,303,212)	$(13,271,397)

Earnings per share	—	—	—	—

Fully diluted earnings per share	-	-	-	-

INTERNATIONAL GEMINI TECHNOLOGY INC.
Statement of Deficit
Prepared by management (unaudited)
	Nine Months Ended	Year Ended
Sept. 30, 2004December 31, 2003
Deficit, beginning of period	$(13,281,912)	$(13,244,049)

Income (loss) for the period	(21,300)	(37,863)

Deficit, end of period	$(13,303,212)	$(13,281,912)

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Cash Flow
Prepared by management (unaudited)
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Operating Activities
Net income for period	$(8,262)	$(8,797)	$(21,300)	$(27,348)
Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	8,245	6,169	19,720	28,727

Net cash increase (decrease) in period	(17)	(2,628)	(1,580)	1,378

Cash position, beginning of period	395	4,602	1,958	596

Cash position, end of period	$378	$1,974	$378	$1,974